This prospectus is filed
                                                    pursuant to rule 424(b)(3)
                                                    of the Securities Act
                                                    of 1933.




                             PROSPECTUS SUPPLEMENT
                                      TO
                         PROSPECTUS DATED MAY 13, 1998



                                RCN Corporation


                    Common Stock, par value $1.00 per share




      Attached are RCN Corporation's Unaudited Pro Forma Consolidated Statements of Operations for the year ended December 31, 1997 and the nine months ended September 30, 1998.




         UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

               Prior to September 30, 1997, RCN was operated as part of C-TEC. The following unaudited pro forma consolidated statements of operations set forth the historical statements of operations of RCN for the year ended December 31, 1997 and the nine months ended September 30, 1998 and as adjusted for the following:

               o the September 1997 spin-off transaction whereby C-TEC
                 distributed all of the shares of RCN to the holders of C- TEC common equity;

               o RCN's acquisition in March 1997 of the 19.9% minority
                 interest in Freedom New York LLC that it did not already own;

               o RCN's October 1997 issuance of its 10% Senior Notes and
                 11(1)/(8)% Senior Discount Notes, both due 2007 (together, the "1997 Notes");

               o RCN's acquisition of Erols in February 1998;

               o RCN's issuance in 1998 of its 9.80% Senior Discount Notes due
                 2008 (the "9.80% Notes"); and

               o RCN's June 1998 issuance and sale of  6,098,355 shares of
                 Common Stock (the "Stock Offering") and its 11% Senior Discount Notes due 2008 (the "11% Notes").

and the related transactions and events described in the notes thereto, as if such transactions and events had been consummated on the first day of each respective period.

               Management believes that the assumptions used provide a reasonable basis on which to present such unaudited pro forma statements of operations. The unaudited pro forma statements of operations should be read in conjunction with the Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the RCN 10-K and RCN September 10-Q.

               The unaudited pro forma statements of operations are provided for information purposes only and should not be construed to be indicative of RCN's results of operations had the spin-off and the transactions and events described above been consummated on the dates assumed, may not reflect the results of operations or financial condition which would have resulted had RCN been operated as a separate, independent company during such period, and are not necessarily indicative of RCN's future results of operations or financial condition.




                              RCN CORPORATION
         UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                       Year Ended December 31, 1997
      ($ in thousands, except per share amounts and number of shares)


                                                                                                          Adjustments
                                                Liberty/      Adjustments                                 for the Stock
                                 Adjustments    Freedom       for the 1997                 Acquisition    Offering and
                   RCN           for            Acquisition   Notes and    Erols           Adjustments    the 11%
                   Historical    Spin-off       Adjustments   9.8%  Notes  Historical(8)   For Erols      Notes          Pro Forma
                   ----------    ----------     -----------   -----------  -------------   -----------    ------------  ----------

Sales............  $127,297                                                                $36,528       $(22,552)(9)    $ 141,273
Cost and
  expenses
  excluding
  depreciation
  and
  amortization...   134,967                                                                 49,829        (30,764)(9)      154,032
Nonrecurring
  charges........    10,000                                                                                                 10,000
Depreciation and
  amortization ..    53,205                      $ 1,250 (1)                  6,360            606 (10)                     61,421
                   --------        --------      -------      --------     --------        -------       -------         ---------
Operating (loss)
  income.........   (70,875)            --        (1,250)                   (19,661)         7,606            --           (84,180)
Interest income..    22,824        $(8,686)(2)                                                                              14,138
Interest expense.   (25,602)        (5,654)(3)                $(85,179)(4)     (162)           100       $(18,719)(13)    (124,756)
                                      10,460 (5)
Other (expense)
  income, net....       131                                                     (49)                                            82
                   --------        --------      -------      --------     --------        -------       -------         ---------
(Loss) income
  before income
  taxes..........   (73,522)        (3,880)       (1,250)      (85,179)     (19,872)         7,706        (18,719)        (194,716)
(Benefit) for
  income taxes...   (20,849)        (1,358)(6)      (437)(7)   (29,812)(4)                  (9,338)(11)           (13)     (61,794)
                   --------        --------      -------      --------     --------        -------       -------         ---------
(Loss) income
  before equity in
  unconsolidated
  entities and
  minority
  interest.......   (52,673)        (2,522)         (813)      (55,367)     (19,872)        17,044        (18,719)        (132,922)
Equity in (loss) of
  unconsolidated
  entities.......    (3,804)                                                               (13,420)(9)                      (17,224)
Minority interest
  in loss of
  consolidated
  entities.......     7,296                                                                                                  7,296
                   --------       -------         -----      --------     --------        --------       --------        ---------
(Loss) income
  before
  extraordinary
  charge.........  $(49,181)      $(2,522)        $(813)     $(55,367)    $ (19,872)       $  3,624       $(18,719)       $(142,850)
                   ========       =======         =====      ========     =========        ========       ========        =========
Unaudited pro
  forma (loss)
  before
  extraordinary
  charge per
  common share ..   $   (.89)                                                                                            $   (2.52)
Weighted average
  number of
  common shares
  and common
  stock
  equivalents
  outstanding....  54.965,716                                                            1,730,648 (12)                 56,696,364


         See Notes to Unaudited Pro Forma Statement of Operations
                              RCN CORPORATION
         UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                   Nine Months Ended September 30, 1998
      ($ in thousands, except per share amounts and number of shares)

                                          Adjustments
                                          for the 1997         Erols                               Adjustments for
                                          Notes Offering       Historical       Acquisition        the Stock
                         RCN              and the 9.8%         1/1/98-          Adjustments        Offering and
                         Historical       Notes                2/28/98(8)       for Erols          the 11% Notes        Pro Forma
                         ----------       --------------       ----------       -----------        -------------        ---------
`
Sales................     $148,118                               $  8,700        $ (5,371)(9)                           $ 151,447
Cost and expenses,
  excluding
  depreciation and
  amortization.......      182,632                                  8,388          (5,179)(9)                             185,841
Nonrecurring
  acquisition
  costs: In-process
  technology.........       51,667                                    --              --                                   51,667
Depreciation and
  amortization.......       57,199                                  1,478            (340)(10)                             58,337
                         ----------          ---------         ----------       ---------            ---------          ---------
Operating (loss)
  income.............     (143,380)                --              (1,166)            148                   --           (144,398)
Interest income......       43,232                                    --                                                   43,232
Interest expense.....      (80,811)          $  (3,492)(4)           (164)            101            $  (8,580)(13)       (92,946)
Other (expense), net.       (1,947)                                    (5)            --                                   (1,952)
                         ----------          ---------         ----------       ---------            ---------          ---------
(Loss) income before
  income taxes.......     (182,906)             (3,492)            (1,335)            249               (8,580)(13)      (196,064)
(Benefit) for income
  taxes..............       (9,923)                --                  --             --  (11)                             (9,923)
                         ----------          ---------         ----------       ---------            ---------          ---------
  (Loss) income before
  equity in
  unconsolidated
  entities and
  minority interest..     (172,983)             (3,492)            (1,335)            249               (8,580)(13)      (186,141)
Equity in (loss) of
  unconsolidated
  entities...........       (8,169)                                    --          (1,702)(9)                              (9,871)
Minority interest in
  loss of
  consolidated
  entities...........       11,545                                                                                         11,545
                         ---------           ---------         ----------       ---------            ---------          ---------
Net loss.............    $(169,607)          $  (3,492)        $   (1,335)      $  (1,453)           $  (8,580)         $(184,467)
                         =========           =========         ==========       =========            =========          =========
Unaudited pro forma
  net loss per
  average common
  shares..............   $   (2.83)                                                                                     $   (3.08)
Weighted average
  number of common
  shares and common
  stock equivalents
  outstanding.........  59,905,854                                                                                      59,905,854

                   See Notes to Unaudited Pro Forma Statement of Operations



                              RCN CORPORATION
           NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                          (dollars in thousands)

               The Unaudited Pro Forma Consolidated Statement of Operations assumes that RCN was an autonomous entity rather than a wholly owned subsidiary of C-TEC for the periods shown. The pro forma adjustments, as described below, are keyed to the corresponding amounts shown in the relevant statement. All share and per share data of RCN common stock have been restated to reflect the stock dividend paid in April 1998.

               (1) Adjustment to reflect the additional depreciation and amortization of $1,250 in 1997 resulting from the acquisition of the minority interest of Freedom New York LLC ("Freedom") in March 1997 and to present the information as if the acquisition of the minority interest of Freedom had occurred at the beginning of 1997. See Note 4 to the Consolidated Financial Statements in the RCN 10-K.

               A summary of the transaction is as follows:

       Cash paid............................    $30,000
       Reduction of
        minority interest...................     (3,812)
                                                -------
       Fair value of assets
        acquired............................    $26,188
                                                =======

   The fair value of assets acquired was allocated to goodwill with an amortization period of six years.

               (2) Adjustment to eliminate interest income of $8,686 for the year ended December 31, 1997, and related income taxes of $(3,040) on outstanding intercompany notes payable owed to RCN of which $110,000 was repaid and the remaining balance was treated as capital contributions from RCN to the borrower.

               (3) Adjustment to reflect interest expense and amortization of debt issuance costs of $5,654 for the year ended December 31, 1997, and related income taxes of $(1,979) on new third party debt of $110,000 which was incurred. The interest rate on the debt is based on either a LIBOR or Base Rate Option, at the election of RCN. A (1)/(8)% change in interest rates would result in a change in annual interest expense of approximately $138.

               (4) Adjustment to reflect interest expense and amortization of debt issuance costs related to the issuance of the 1997 Notes and 9.8% Notes aggregating $3,492 and $85,179 for the nine months ended September 30, 1998 and for the year ended December 31, 1997, respectively, and related income taxes of $29,812 for the year ended December 31, 1997. A pro forma adjustment was not assumed for income tax benefits associated with the pro forma adjustment for additional interest expense for the nine months ended September 30, 1998 because the realization of such benefit would be uncertain. Interest expense on the 1997 Notes is already included in RCN's historical results for the entire nine months ended September 30, 1998, therefore the pro forma adjustment is correspondingly lower than the ratable portion of the adjustment for the year ended December 31, 1997.

               (5) Adjustment to eliminate interest expense and amortization of debt issuance costs of $10,460 for the year ended December 31, 1997 and related income taxes of $3,661 on existing outstanding third party debt that was repaid and on outstanding intercompany notes payable owned by RCN which were treated as capital contributions to RCN from the borrower.

               (6) Income tax effects for the adjustments relating to the spin-off are summarized as follows:

                                                                                                                 Year Ended
                                                                                                                December 31,
                                                                                                                    1997
                                                                                                                   Benefit
                                                                                                                 (Provision)
                                                                                                               ---------------
Elimination of interest expense and amortization of debt issuance costs on existing outstanding
 third party debt (see Note 5).............................................................................        $ 3,661
Incurrence of interest expense and amortization of debt issuance costs on new third party debt (see
 Note 3)...................................................................................................         (1,979)
Elimination of interest income on outstanding intercompany notes (see Note 2)..............................         (3,040)
                                                                                                                   --------
 Total.....................................................................................................        $(1,358)
                                                                                                                   ========

               (7) Adjustments to income taxes of $(437) relating to additional depreciation and amortization in 1997 due to the acquisition of a 19.9% minority interest in Freedom in March 1997.

               (8) On February 20, 1998, RCN completed the acquisition of Erols, Washington, D.C.'s largest Internet service provider, for $29,200 in cash, 1,730,648 newly issued shares of RCN common stock plus the assumption and repayment of $5,100 of debt. Additionally, RCN converted approximately 999,000 stock options for Erols common stock into options to purchase 699,104 shares of RCN common stock at an average exercise price of $3.424 per share. RCN accounted for this transaction under the purchase method of accounting and accordingly, the financial statements of Erols are not consolidated with RCN's historical financial statements as of and for the year ended December 31, 1997. In 1998, the financial results of Erols also are not consolidated with RCN's historical financial statements for the period prior to February 20, 1998. The financial information relating to Erols was provided by Erols.

   A summary of the transaction is as follows:


       Cash paid (including out of pocket expenses of
          approximately $1,400 and repayment of debt of
          approximately 5,100)...........................   $    36,000
       Fair value of RCN stock issued....................        45,000
       Liabilities assumed...............................        55,000
                                                            -----------
       Fair value of assets acquired.....................   $   136,000
                                                            ===========


   A fair value of assets acquired was preliminarily allocated as follows:

       Contributing to joint venture............            $    77,000
       In-process technology....................                 35,000
       Property, plant & equipment..............                  4,000
       Current Assets...........................                  2,000
       Other Assets.............................                  1,000
       Intangible Assets........................                 17,000
                                                            -----------
                                                            $   136,000
                                                            ===========

               Because the fair value study is still in progress, allocation to specific intangible assets is not possible at this time. However, because of the nature of the business acquired, the Company believes that such intangible assets will primarily include customer lists, goodwill and work force.

               (9) Such adjustments include a pro forma allocation of historical operating results of Erols to the joint venture with PEPCO (see below) based upon the relationship of the number of subscribers expected to be contributed to the joint venture to the total number of subscribers acquired in the merger. RCN's share of such operating results, including the depreciation and amortization effects of the allocation of a portion of the total purchase price to the joint venture, representing the assumed value of the subscribers to be contributed to the joint venture, are included in the adjustment for "equity in the loss of unconsolidated entities."

               A subsidiary of RCN is a party to a joint venture with a subsidiary of PEPCO, to provide the greater Washington, D.C. area residents and businesses local and long-distance telephone, cable television, and Internet services as a package from a single source. As a result of this joint venture, RCN expects to contribute to the joint venture the subscribers acquired in the merger with Erols which are located in the relevant joint venture market. The joint venture partners of Starpower are currently negotiating the terms of such contribution. The value of such contribution for accounting purposes is estimated to be approximately $51,937. The joint venture is accounted for under the equity method of accounting. Additionally, RCN expects that Starpower will assume the liability for the unearned revenue related to the subscribers contributed to Starpower.

               (10) Such adjustment reflects the change in depreciation and amortization for the effect of the fair value adjustment of the net assets of Erols acquired. Amortization of such excess over a five-year period has been assumed, although a shorter life may result based on the study discussed below. A one year change in the amortization period is expected to result in corresponding changes in depreciation and amortization of approximately $5,000 and equity in unconsolidated entities (joint venture with PEPCO described in Note 9) of approximately $15,000. Also, as discussed below, at least $35,478 is expected to be allocated to certain in-process technology projects which has resulted in a ratable reduction of pro forma amortization expense. RCN allocated the purchase price for Erols (see Note 8) on the basis of the fair market value of the assets acquired and liabilities assumed. RCN has undertaken a study to determine such fair market values, including in-process technology. Such fair market values may differ from the allocations assumed in the pro forma financial statements. The impact on deferred tax balances was included in the above-referenced fair value adjustments. Erols' historical property, plant and equipment has been adjusted to its estimated fair value based upon its depreciated cost. The remaining excess of consideration over the historical book value of Erols net assets acquired has been preliminarily allocated to subscriber base, goodwill and other intangible assets. The amounts preliminarily allocated to subscriber base, goodwill and other intangible assets have been ratably reduced by the portion of the purchase price preliminarily allocated to in-process technology of $35,478, which was recognized as a charge for the six months ended June 30, 1998. The final allocation to in-process technology may differ from the preliminary estimate. An amortization period of five years has been assumed for intangible assets, although a shorter life may result based on the study discussed above. A one year change in the amortization period is estimated to result in corresponding changes in depreciation and amortization of approximately $5,000 and equity in unconsolidated entities (joint venture with PEPCO, see Note 9) of approximately $15,000.

               (11) A pro forma adjustment was not assumed for income tax benefits associated with the pro forma adjustments for the historical results of operations of Erols because the realization of such benefit would be uncertain.

               (12) Represents adjustment for shares to be issued in connection with the acquisition of Erols. (See Note 8.)

               (13) Adjustment to reflect interest expense and amortization of debt issuance costs related to the issuance of the 11% Notes aggregating $8,580 and $18,719 for the nine months ended September 30, 1998 and for the year ended December 31, 1997, respectively. Pro forma adjustments were not assumed for income tax benefits associated with the pro forma adjustments for additional interest expense because the realization of such benefits would be uncertain.